

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2002.

Fairmont Hotels & Resorts Inc.
(Translation of Registrant's Name Into English)

Canadian Pacific Tower, Ste 1600,100 Wellington Street W., Toronto, Ontario M5K 1B7, Canada
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ____ Form 40-F _X_

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No _X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant:
Form S-8 No. 333-_13960___

Exhibits Index appears on Page 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FAIRMONT HOTELS & RESORTS INC.
(Registrant)

Date: September 20, 2002

By: 
Name: Patricia M. Wakelin
Title: Assistant Secretary

Exhibits Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

Exhibit No.	Description of Exhibits
1	Press Release dated September 18, 2002

Exhibit 1


Fairmont
HOTELS & RESORTS

For immediate release

FAIRMONT HOTELS & RESORTS INC.
TO PARTICIPATE IN SCOTIA CAPITAL CONFERENCE

TORONTO, September 18, 2002 - Fairmont Hotels & Resorts Inc. ("FHR")(TSX/NYSE: FHR) will participate in Scotia Capital's Sixth Annual 'Back to School' Conference in Toronto on September 25, 2002 at 10:10 a.m. Eastern Time. Chris J. Cahill, President and Chief Operating Officer, will provide a company overview and update on business conditions to be followed by a question and answer period.

Interested participants can access a live audio webcast of the presentation at www.insinc.com/scotia/20020925. A replay of the presentation will be available at the end of the day and will be archived for 90 days. Links to the webcast and the corresponding slide presentation will be available through FHR's website, www.fairmont.com, under Investor Relations / Recent Events. The webcast will last for approximately 35 minutes.

About Fairmont Hotels & Resorts Inc.
FHR is one of North America's leading owner/operators of luxury hotels and resorts. FHR's portfolio consists of 78 luxury and first class properties with more than 30,000 guestrooms in Canada, the United States, Mexico, Bermuda, Barbados and the United Arab Emirates. It holds a 67 percent controlling interest in Fairmont Hotels & Resorts ("Fairmont"), North America's largest luxury hotel management company. Fairmont manages 39 distinctive city center and resort hotels such as The Fairmont San Francisco, The Fairmont Banff Springs, Fairmont Le Château Frontenac, The Fairmont Scottsdale Princess and The Plaza in New York City. FHR also holds a 100 percent interest in Delta Hotels, Canada's largest first class hotel management company, which manages and franchises a portfolio of 38 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 22 properties, two large undeveloped land blocks and an approximate 35 percent investment interest in Legacy Hotels Real Estate Investment Trust, which owns 22 properties.

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Contact: Emma Thompson
Executive Director Investor Relations
Tel: 416.874.2485
Email: investor@fairmont.com
Website: www.fairmont.com